Exhibit 99.1

AEGON maintains strong capital position

o	Earnings affected by business restructuring

•	Underlying earnings of EUR 346 million impacted by exceptional items of EUR 40 million in the UK

•	Impairments decline to EUR 94 million, continuing downward trend

•	Net income of EUR 81 million impacted by restructuring charges

•	Return on equity of 5.2%, or 6.2% excluding run-off businesses

o	Sales remain robust, demonstrating strength of franchise

•	New life sales decline 6% to EUR 498 million, mainly the result of anticipated lower pension sales in the UK

•	Accident and health sales increase 4% to EUR 188 million, driven mainly by growth in the Americas

•	Deposits of EUR 7.1 billion driven by resilient sales of pensions and variable annuities in the United States

o	Strong capital position and cash flows

•	IGDa) solvency ratio increases to 195%; IGD surplus capital of EUR 6.5 billion

•	Excess capital of EUR 1.2 billion at the holding and EUR 3.4 billion in total

•	Capital base ratio of 73.5% supports aim to surpass minimum of 75% by the end of 2012

•	Operational free cash flow of EUR 233 million

•	Proposed final dividend over H2 2011 of EUR 0.10 per common share

Statement of Alex Wynaendts, CEO

“The past year was challenging, but also one of considerable progress for AEGON, having delivered on our key strategic priorities. The completion of the repayment to the Dutch State was a singular achievement, allowing us to turn our full attention to pursuing the clear opportunities for our business. In order to strengthen our competitive position, we initiated a broad restructuring program to reduce costs and create a more focused and responsive organization. This had an impact on earnings in the fourth quarter of 2011. We are on track, however, to realize the benefits this program aims to deliver, having achieved our targeted cost reductions in the United Kingdom. A clear indication of the continued strength of our franchise was the very high level of deposits throughout the year relating to our successful variable annuity and pension businesses in the United States. We aim to further leverage our broad capabilities and expertise to serve the growing demand for retirement security while strengthening our position in this core market.

“Reflecting the strength of our capital position, we reiterate our intention to propose a dividend of EUR 0.10 per common share over the second half of 2011. In what has been a year dedicated to transforming our business as well as our prospects for the future, we have strengthened AEGON’s position to deliver sustainable earnings growth going forward.”

KEY PERFORMANCE INDICATORS
amounts in EUR millions b)	Notes	Q4 2011	Q3 2011	%	Q4 2010	%	FY 2011	FY 2010	%

Underlying earnings before tax	1	346	361	(4)	452	(23)	1,522	1,833	(17)

Net income	2	81	60	35	318	(75)	872	1,760	(50)

Sales	3	1,409	1,620	(13)	1,506	(6)	5,701	6,018	(5)

Value of new business (VNB)	4	53	58	(9)	129	(59)	332	514	(35)

Return on equity	5	5.2%	6.8%	(24)	8.6%	(40)	6.7%	8.6%	(22)

For notes see page 23.

STRATEGIC HIGHLIGHTS

o	AEGON reaffirmed targets at lower end of target ranges

o	UK expense base reduction of 25% achieved and customer redress program in final phase

o	AEGON executes innovative transaction to reduce longevity risk in the Netherlands

Sustainable earnings growth with an improved risk-return profile

AEGON continues to implement its transformation program aimed at delivering sustainable earnings growth with an improved risk-return profile. The following targets* have been set by the company:

-	Grow underlying earnings before tax on average by 7%-10% per annum between 2010 and 2015.

-	Achieve a return on equity of 10%-12% by 2015.

-	Increase fee-based earnings to 30%-35% of underlying earnings before tax by 2015.

-	Increase normalized operational free cash flow by 30% by 2015 from 2010 level.

AEGON reaffirmed these targets at its analyst and investor conference last December, albeit at the lower end of the target ranges as the economic slowdown adversely affects the company’s growth potential.

AEGON’s AMBITION To be a leader in all our chosen markets by 2015 AEGON’S STRATEGIC PRIORITIES o Optimize portfolio o Enhance customer loyalty o Deliver operational excellence o Empower employees

AEGON’s ambition

AEGON’s aim to be a leader in all of its chosen markets by 2015 is supported by four strategic objectives: Optimize Portfolio, Enhance Customer Loyalty, Deliver Operational Excellence and Empower Employees. These key objectives have been embedded in all AEGON businesses. They provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and distributors, as well as the most-preferred employer in the sector.

Optimize portfolio

In January 2012, AEGON completed an innovative financial transaction to partially offset the risk of future increases in longevity in the Netherlands. As a result of this capital markets transaction, approximately one-third, or EUR 12 billion, of underlying reserves within its Dutch business is now partially covered against future increases in longevity. The transaction reduces required capital at an attractive cost of capital.

Early 2012, AEGON received approval from the Dutch Central Bank (DNB) to set up a premiepensioen-instelling (PPI), a low-cost carrier for individual retirement savings accounts. AEGON’s PPI will provide a defined contribution pension solution to larger corporations that highly value quality.

AEGON has launched its AEGON Retirement Choices platform in the United Kingdom. This platform aims to help customers benefit more from their retirement savings. The platform will offer customers a range of products including Self Invested Personal Pension, Individual Savings Accounts and General Investment Accounts. The investment proposition allows access to AEGON insured funds, offshore bonds, collectives and other investment types. AEGON has adopted a phased roll-out approach and will offer its platform to the At Retirement market in the first half of 2012, a platform tailored for the needs of the corporate market will be launched in the second half of the year.

In line with its strategic objective to optimize its portfolio, AEGON has sharpened its strategic focus in Canada by rebalancing its overall product offering with a focus on life and protection products while withdrawing sales and marketing support for investment products.

* Main economic assumptions embedded in targets: annual gross equity market return of 9%, 10 year US interest rate of 4.75% in 2016 and EUR/USD rate of 1.35.

In Brazil, Mongeral AEGON is partnering with Finsol, a non-governmental microcredit organization, to provide micro-insurance policies. Additionally, the company recently launched an investment service designed for high-end customers. These new initiatives are part of a strategy to further expand the company’s product range. During 2011, Mongeral AEGON signed a number of new distribution agreements and increased revenues by 8% to approximately USD 290 million. AEGON has a 50% interest in this joint venture.

Deliver operational excellence

In the United Kingdom, AEGON has implemented its new operating model and reached its target to reduce operating expenses for its Life and Pension businesses by 25% from 2009 levels. The program to restructure the business delivers GBP 80 million in expense savings, the benefits of which are expected in 2012.

In the Netherlands, AEGON is on track with reorganizing its business to be more agile and better positioned to respond to changing conditions and opportunities in the Dutch market. The reorganization program and other initiatives will result in reducing the cost base for AEGON The Netherlands by EUR 100 million, compared to the cost base for 2010. The cost savings aim to offset pressure on underlying earnings from higher mortgage funding costs, increased longevity provisioning and a declining life insurance back-book. The majority of the cost savings is expected to be achieved in 2012.

AEGON adopted a new Responsible Investment Policy. This policy sets out a number of environmental, social and governance standards which will be used to help identify potential risks and opportunities associated with companies in which AEGON invests. The policy is part of broader efforts to incorporate environmental, social and governance factors into AEGON’s investment decision-making process and into the on-going management and monitoring of its investment portfolios.

Enhance customer loyalty

AEGON has recently made improvements in how it serves and communicates with its customers around the world: rewriting customer letters and product documentation to enhance clarity and demonstrate empathy, creating dedicated customer experience teams and improving product development processes to reflect customer feedback. These examples emphasize the company’s ambition to become the most-recommended life insurance and pension provider by customers and distributors.

Empower employees

AEGON performed its global employee survey late last year. The survey focused on both Engagement and Enablement. The results in both categories were in line with the average results of financial services companies internationally. These are key areas in which the company aspires to make continuous advancements in its goal of strengthening employee empowerment and becoming an employer of choice in the insurance sector.

Reporting adjustments

From the first quarter of 2012, AEGON will adjust its financial reporting to reflect changes in its organization. A number of businesses in Asia, which were previously managed by and reported to the United States, will be included in the Asia segment within New Markets, and will be managed from AEGON’s regional head office in Hong Kong. Comparable full year 2010 and quarterly 2011 numbers will be published on April 12, 2012. Also as of the first quarter of 2012, operating expenses incurred by the holding regarding services provided to business units will be reflected in the results of the business units.

FINANCIAL OVERVIEW c)
EUR millions	Notes	Q4 2011	Q3 2011	%	Q4 2010	%	FY 2011	FY 2010	%

Underlying earnings before tax
Americas		328	310	6	369	(11)	1,310	1,459	(10)
The Netherlands		75	68	10	87	(14)	298	385	(23)
United Kingdom		(26)	9	-	(6)	-	5	72	(93)
New markets		53	43	23	59	(10)	212	200	6
Holding and other		(84)	(69)	(22)	(57)	(47)	(303)	(283)	(7)
Underlying earnings before tax		346	361	(4)	452	(23)	1,522	1,833	(17)

Fair value items		(20)	(288)	93	30	-	(416)	221	-
Realized gains / (losses) on investments		49	102	(52)	255	(81)	446	658	(32)
Impairment charges		(94)	(132)	29	(133)	29	(388)	(452)	14
Other income / (charges)		(194)	(54)	-	(258)	25	(267)	(309)	14
Run-off businesses		1	(5)	-	9	(89)	28	(26)	-
Income before tax		88	(16)	-	355	(75)	925	1,925	(52)
Income tax		(7)	76	-	(37)	81	(53)	(165)	68
Net income		81	60	35	318	(75)	872	1,760	(50)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		79	60	32	318	(75)	869	1,759	(51)
Non-controlling interests		2	-	-	-	-	3	1	200

Net underlying earnings		253	308	(18)	348	(27)	1,233	1,417	(13)

Commissions and expenses		1,684	1,575	7	1,659	2	6,272	6,145	2
of which operating expenses	11	872	886	(2)	909	(4)	3,442	3,397	1

New life sales
Life single premiums		1,876	1,073	75	2,002	(6)	5,864	7,493	(22)
Life recurring premiums annualized		311	298	4	330	(6)	1,249	1,332	(6)
Total recurring plus 1/10 single		498	405	23	530	(6)	1,835	2,081	(12)

New life sales
Americas	12	119	110	8	118	1	446	497	(10)
The Netherlands		117	32	-	113	4	254	248	2
United Kingdom		189	199	(5)	224	(16)	852	1,061	(20)
New markets	12	73	64	14	75	(3)	283	275	3
Total recurring plus 1/10 single		498	405	23	530	(6)	1,835	2,081	(12)

New premium production accident and health insurance		188	153	23	180	4	645	622	4
New premium production general insurance		13	12	8	15	(13)	52	58	(10)

Gross deposits (on and off balance)
Americas	12	5,009	7,376	(32)	5,757	(13)	23,028	21,018	10
The Netherlands		560	584	(4)	490	14	2,048	2,382	(14)
United Kingdom		9	11	(18)	25	(64)	56	96	(42)
New markets	12	1,522	2,525	(40)	1,541	(1)	6,556	9,082	(28)
Total gross deposits		7,100	10,496	(32)	7,813	(9)	31,688	32,578	(3)

Net deposits (on and off balance)
Americas	12	(886)	2,840	-	(566)	(57)	2,147	1,272	69
The Netherlands		(160)	54	-	(260)	38	(334)	(221)	(51)
United Kingdom		1	1	-	12	(92)	18	53	(66)
New markets	12	108	1,502	(93)	304	(64)	(2,596)	3,905	-
Total net deposits excluding run-off businesses		(937)	4,397	-	(510)	(84)	(765)	5,009	-
Run-off businesses		(611)	(1,121)	45	(1,436)	57	(3,139)	(6,586)	52
Total net deposits		(1,548)	3,276	-	(1,946)	20	(3,904)	(1,577)	(148)

REVENUE-GENERATING INVESTMENTS
		Dec. 31,	Sept. 30,
		2011	2011	%
Revenue-generating investments (total)		423,518	404,254	5
Investments general account		144,079	143,006	1
Investments for account of policyholders		142,529	139,599	2
Off balance sheet investments third parties		136,910	121,649	13

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 346 million in the fourth quarter of 2011. The decline compared with the same quarter last year was mainly due to higher exceptional charges and expenses in the United Kingdom related to the customer redress program, the effects of lower equity markets and interest rates and a one-time benefit for the holding in the comparable period last year.

Underlying earnings from the Americas amounted to EUR 328 million. Earnings from the Life & Protection business included a charge of EUR 22 million offsetting a one-time benefit of EUR 23 million for variable annuities. Consistent with AEGON’s strategy, earnings from fee-based businesses grew compared with the fourth quarter last year. Earnings from fixed annuities were lower as this line of business is de-emphasized.

In the Netherlands, underlying earnings decreased to EUR 75 million, mainly the result of higher expenses related to the execution of a program for product improvements in the Life business. Additional provisioning for longevity was offset by favorable results on mortality and morbidity.

In the United Kingdom, underlying earnings amounted to a loss of EUR 26 million. This was mainly due to charges related to an ongoing program to correct historical issues within customer policy records and the execution of this program partly offset by the one-time benefit of changes to employee benefit plans. The sale of Guardian during the third quarter of 2011, and the subsequent loss of earnings, also contributed to the decrease.

Underlying earnings from New Markets were affected by unfavorable currency movements on earnings from Central & Eastern Europe and amounted to EUR 53 million during the fourth quarter of 2011. Favorable claim experience in the non-life business was offset by the impact of pension legislation changes in Hungary and Poland.

Total holding costs increased to EUR 84 million as the comparable quarter last year included a one-time benefit of EUR 20 million.

Net income

Net income of EUR 81 million was impacted by the result of lower underlying earnings, less gains on investments compared to the comparable period last year and considerable restructuring charges.

Fair value items

In the fourth quarter, fair value items resulted in a loss of EUR 20 million. Negative results in the Americas and the holding were offset by positive fair value movements in the Netherlands.

Realized gains on investments

In the fourth quarter, realized gains on investments amounted to EUR 49 million and were the result of normal trading in the investment portfolio.

Impairment charges

Impairment charges amounted to EUR 94 million. In the United States, impairments were linked mainly to residential mortgage-backed securities. Impairments in Central & Eastern Europe were largely attributable to new legislation in Hungary, related to Swiss franc denominated mortgages, affecting the mortgage portfolio.

Other charges

Other charges amounted to EUR 194 million. In the Americas, a charge of EUR 37 million related to increased reserves in connection with the company’s use of the U.S. Social Security Administration’s death master-file. Restructuring charges in the Netherlands amounted to EUR 12 million and a write-down of intangible assets related to the distribution businesses led to a charge of EUR 75 million. In the United Kingdom, restructuring charges amounted to EUR 48 million. The charge of EUR 18 million for the holding related partly also to restructuring.

Run-off businesses

The results of run-off businesses amounted to EUR 1 million as lower amortization yield paid on internally transferred assets related to the institutional spread-based business was offset by the amortization of the prepaid cost of reinsurance asset related to the divestment of the life reinsurance activities.

Income tax

Net income contained a tax charge of EUR 7 million in the fourth quarter, including a benefit of EUR 15 million in the United States related to utilization of losses for which previously no deferred tax asset was recognized. In the United Kingdom a charge of EUR 29 million related to deferred tax assets.

Return on equity

Higher average shareholders’ equity excluding revaluation reserves and lower net underlying earnings resulted in a return on equity of AEGON’s ongoing business of 7.9% for the full year 2011. Return on equity including the run-off businesses amounted to 6.7% over the same period.

Operating expenses

In the fourth quarter, operating expenses decreased 4% to EUR 872 million as a result of cost savings and the positive effect of changes to employee benefit plans.

Sales and deposits

AEGON’s total sales decreased 6% to EUR 1.4 billion. New life sales declined mainly as a result of lower single premium production in the United Kingdom. Gross deposits of EUR 7.1 billion were supported by continued strong variable annuity deposits offset by lower stable value deposits in the United States. New premium production for accident, health and general insurance increased 3% to EUR 201 million.

Value of new business

Compared with the fourth quarter of 2010, the value of new business declined considerably to EUR 53 million, reflecting current market circumstances of lower interest rates in the Americas and lower mortgage production in the Netherlands.

Revenue-generating investments

Revenue-generating investments rose 5% compared with the end of the third quarter of 2011 to EUR 424 billion at year-end, mainly the result of higher equity markets, the effect of lower credit spreads on the value of fixed income securities and a stronger dollar against the euro.

Capital management

AEGON’s core capital excluding revaluation reserves amounted to EUR 17.5 billion, equivalent to 73.5%6 of the company’s total capital base at year-end 2011. AEGON is on track to reach a capital base ratio of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 21 billion mainly as a result of the appreciation of the US dollar against the euro and an increase in the revaluation reserves to EUR 3.5 billion during the fourth quarter. Shareholders’ equity per common share, excluding preference capital, amounted to EUR 10.03 at December 31, 2011.

The revaluation reserves at December 31, 2011 increased to EUR 3.5 billion, mainly the result of a decrease in credit spreads which had a positive effect on the value of fixed income securities. In addition, the foreign currency translation reserves improved, primarily the result of a strengthening of the US dollar against the euro.

AEGON aims to maintain at least 1.5 times holding expenses as a buffer at the holding, in 2011 equivalent to approximately EUR 900 million. At year-end 2011, excess capital in the holding amounted to EUR 1.2 billion.

At December 31, 2011, AEGON’s Insurance Group Directive (IGD) ratio amounted to 195%, an increase from the level of 192% at the end of the third quarter. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States improved to ~450%, the IGD ratio in the Netherlands amounted to ~195%, while the Pillar I ratio in the United Kingdom was ~150% at year-end 2011.

The Dutch Central Bank (DNB) provided an option to use the average fourth quarter 2011 interest rate curves for discounting liabilities, instead of year-end curves. Although opting for the average-method would have increased the IGD ratio in the Netherlands substantially, AEGON has decided to keep to its methodology of discounting liabilities on quarter-end interest rate curves at year-end 2011.

In January 2012, AEGON issued USD 500 million of 8% non-cumulative subordinated notes due 2042 in a public offering in the United States. As part of the offering, the underwriters subsequently exercised their option to purchase an additional USD 25 million of notes to cover over-allotments. Following the exercise of this option, the gross proceeds of the offering are USD 525 million. AEGON expects the securities to be eligible as Tier 2 capital under Solvency II and will use the proceeds from the issuance of the notes for general corporate purposes.

AEGON completed a EUR 2 billion syndicated credit facility agreement with a syndicate of international banks in January 2012. The facility has a term of five years with two one-year extension options. The new facility replaced a USD 3 billion facility, which would have expired in September 2012.

Cash flows

AEGON aims to deliver sustainable cash flows and has announced its intention to improve operational free cash flow from its 2010 normalized level of EUR 1.0-1.2 billion per annum by 30% by 2015.

AEGON’s subsidiaries generated EUR 233 million in operational free cash flows during the fourth quarter. For the full year 2011, AEGON’s operational free cash flow amounted to EUR 103 million, including a negative market impact of EUR 1,075 million in the third quarter. Operational free cash flows represent distributable earnings generation of the business units. The impact of capital preservation initiatives is not included in the reported operational free cash flows.

Final dividend 2011

At the Annual General Meeting of shareholders on May 16, 2012, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2011 of EUR 0.10 per common share related to the second half of 2011. The final dividend will be paid in cash or stocks at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. When deciding to propose a dividend, AEGON has to balance prudence versus offering an attractive return to shareholders, for example in adverse economic and/or financial market conditions.

If the proposed dividend is approved by shareholders, AEGON shares will be quoted ex-dividend on May 18, 2012. The record date for the dividend will be May 22, 2012. The election period will run from May 23 up to and including June 8, 2012. The stock fraction for the stock dividend will be based on the average price for the AEGON share on the Euronext Amsterdam stock exchange for the five trading days from June 4 through June 8, 2012. The dividend will be payable as of June 15, 2012.

Annual General Meeting

The record date for attending and voting at the Annual General Meeting of shareholders of AEGON N.V. is April 18, 2012. The agenda for this meeting will be published on April 4, 2012.

APPENDIX I • Americas • The Netherlands • United Kingdom • New Markets

FINANCIAL OVERVIEW, Q4 2011 GEOGRAPHICALLY c)
EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	128	40	35	15	-	218
Individual savings and retirement products	139	-	-	(3)	-	136
Pensions	61	36	(58)	(1)	-	38
Non-life	-	2	-	19	-	21
Distribution	-	-	(3)	-	-	(3)
Asset Management	-	-	-	13	-	13
Other	-	-	-	-	(84)	(84)
Share in underlying earnings before tax of associates	-	(3)	-	10	-	7
Underlying earnings before tax	328	75	(26)	53	(84)	346

Fair value items	(139)	189	3	(10)	(63)	(20)
Realized gains / (losses) on investments	8	33	8	-	-	49
Impairment charges	(66)	(5)	-	(23)	-	(94)
Other income / (charges)	(36)	(84)	(57)	1	(18)	(194)
Run-off businesses	1	-	-	-	-	1
Income before tax	96	208	(72)	21	(165)	88
Income tax	4	(60)	(16)	(5)	70	(7)
Net income	100	148	(88)	16	(95)	81

Net underlying earnings	233	50	(46)	46	(30)	253

EMPLOYEE NUMBERS
	Dec. 31, 2011	Sept. 30, 2011
Employees excluding agents	22,249	22,781
Agents	3,039	3,024
Total number of employees excluding Associates	25,288	25,805
AEGON’s share of employees (including agents) in Associates	3,982	4,125
Total	29,270	29,930

AMERICAS

o	Underlying earnings before tax amount to USD 443 million

o	Net income decreases to USD 131 million, mainly driven by lower gains on investments

o	New life sales increase to USD 161 million; accident & health sales increase to USD 240 million

o	Gross deposits remain strong at USD 6.7 billion driven by continued strong variable annuity deposits

Underlying earnings before tax

Underlying earnings from the Americas decreased 10% to USD 443 million for the fourth quarter 2011.

-	Earnings from Life & Protection in the Americas amounted to USD 171 million including a higher provision for Long Term Care of USD 31 million related to a refinement of the impact from assumption changes reported in the third quarter. Earnings in the comparable quarter last year included an employee benefit plan release of USD 19 million.

-	Individual Savings & Retirement earnings increased to USD 184 million. Earnings from variable annuities improved to USD 121 million, and included a benefit of USD 32 million related to updated assumptions for revenue sharing with third-party fund managers. Earnings from retail mutual funds of USD 5 million decreased as a result of lower average account balances. Fixed annuity earnings decreased to USD 58 million as a result of lower product spreads and declining asset balances as the product is de-emphasized.

-	Earnings from Employer Solutions & Pensions increased to USD 83 million as a result of continued growth of the business.

-	Canada earnings decreased to USD 4 million as a result of charges of USD 11 million related to updated investment return, persistency and mortality assumptions.

Net income

Net income from AEGON’s businesses in the Americas declined to USD 131 million in the fourth quarter. The main drivers were lower gains on investments and negative results from fair value items, partly offset by an improvement in other charges as the comparable quarter last year included charges related to the wind-down of BOLI/COLI and the consolidation of offices.

Results from fair value items amounted to a loss of USD 189 million for the quarter. Alternative asset performance was USD 66 million below its expected return, primarily due to negative valuations of hedge funds and private equities. The macro hedge loss of USD 103 million reflects the strong increase in equity markets during the quarter and the continued low interest rate environment. In addition, the loss on guarantees net of hedges amounted to USD 50 million.

Gains on investments of USD 9 million were realized as a result of normal trading activity. Net impairments amounted to USD 90 million and were primarily linked to residential mortgage-backed securities.

Other charges included increased reserves of USD 51 million in connection with the company’s use of the U.S. Social Security Administration’s death master-file to identify potential life insurance claims that have not yet been presented to the company.

The results of run-off businesses amounted to USD 1 million as lower amortization yield paid on internally transferred assets related to the institutional spread-based business was offset by the amortization of the prepaid cost of reinsurance asset related to the divestment of the life reinsurance activities.

Net income included a net tax benefit of USD 7 million in the fourth quarter, including a benefit of USD 21 million related to the utilization of tax losses for which previously no deferred tax asset was recognized.

Return on capital

In 2011, the return on average capital, excluding revaluation reserves, invested in AEGON’s business in the Americas amounted to 6.7%. Excluding the capital allocated to the run-off businesses, the return on capital in the Americas would amount to 8.4%. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased 4% to USD 492 million, mainly as a result of lower restructuring expenses. Excluding restructuring charges and employee benefit plan expenses, operating expenses increased 2% as a result of merit increases and business growth.

Sales

New life sales increased 2% to USD 161 million. New premium production for accident & health insurance increased to USD 240 million, primarily the result of improved sales for affinity marketing businesses.

Gross deposits amounted to USD 6.7 billion. Higher variable annuity sales were more than offset by lower pension deposits as a result of lower takeover deposits in the retirement plan space. Stable value deposits declined as expected, consistent with the objective to maintain balances around USD 60 billion.

Variable annuity sales continued to be strong, supported by expanded distribution and a new, recently launched GLWB rider in the partnership channel. AEGON has re-priced its variable annuity offerings as a result of the current low interest rate environment and subsequent higher hedging costs in its riders.

The deposits businesses showed net outflows of USD 1.3 billion – excluding run-off businesses – as strong net inflows for variable annuities were more than offset by stable value, retail mutual fund and fixed annuity outflows. AEGON is de-emphasizing sales of fixed annuities as part of a strategic repositioning and therefore incurs net outflows as a result.

In addition, higher withdrawal rates in the pension business led to significantly lower net deposits for the quarter. Consolidation in the health care space resulted in an increase in plan terminations during the quarter. Written sales are strongly up over the comparable period last year, reflecting a full pipeline.

Value of new business

Value of new business decreased to USD 4 million, mainly driven by a lower contribution from variable annuities and universal life as a result of the current low interest rate environment.

Revenue-generating investments

Revenue-generating investments increased 1% to USD 318 billion at year-end 2011 compared with the third quarter. The decrease in general account assets as a result of a fixed annuity and medium term note coinsurance transaction of USD 3.1 billion was more than compensated by the effect of higher equity markets on unit-linked and off balance sheet assets.

AMERICAS c)
USD millions	Notes	Q4 2011	Q3 2011%		Q4 2010%		FY 2011	FY 2010%

Underlying earnings before tax by line of business
Life and protection		171	219	(22)	242	(29)	779	897	(13)
Fixed annuities		58	61	(5)	81	(28)	286	439	(35)
Variable annuities		121	57	112	68	78	358	216	66
Retail mutual funds		5	5	-	6	(17)	22	9	144
Individual savings and retirement products		184	123	50	155	19	666	664	-
Employer solutions & pensions		83	79	5	80	4	326	307	6
Canada		4	17	(76)	15	(73)	51	54	(6)
Latin America		1	(1)	-	2	(50)	1	6	(83)
Underlying earnings before tax		443	437	1	494	(10)	1,823	1,928	(5)

Fair value items		(189)	(387)	51	10	-	(665)	(32)	-
Realized gains / (losses) on investments		9	57	(84)	327	(97)	172	502	(66)
Impairment charges		(90)	(106)	15	(131)	31	(352)	(506)	30
Other income / (charges)		(50)	6	-	(264)	81	(49)	(404)	88
Run- off businesses		1	(7)	-	11	(91)	39	(35)	-
Income before tax		124	-	-	447	(72)	968	1,453	(33)
Income tax		7	101	(93)	(53)	-	(35)	41	-
Net income		131	101	30	394	(67)	933	1,494	(38)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		131	101	30	394	(67)	933	1,494	(38)

Net underlying earnings		311	343	(9)	361	(14)	1,368	1,419	(4)

Commissions and expenses		1,372	1,255	9	1,333	3	5,046	4,816	5
of which operating expenses		492	506	(3)	514	(4)	1,992	1,971	1

New life sales	12
Life single premiums		117	113	4	194	(40)	455	1,014	(55)
Life recurring premiums annualized		149	144	3	139	7	575	556	3
Total recurring plus 1/10 single		161	155	4	158	2	621	657	(5)

Life & protection		129	117	10	129	-	481	531	(9)
Employer solutions & pensions		5	6	(17)	5	-	24	22	9
Canada		15	15	-	14	7	65	60	8
Latin America		12	17	(29)	10	20	51	44	16
Total recurring plus 1/10 single		161	155	4	158	2	621	657	(5)

New premium production accident and health insurance		240	206	17	230	4	846	773	9

Gross deposits (on and off balance) by line of business	12
Life & protection		4	2	100	2	100	12	10	20
Fixed annuities		72	87	(17)	112	(36)	313	585	(46)
Variable annuities		1,396	1,338	4	1,037	35	5,314	3,830	39
Retail mutual funds		627	618	1	692	(9)	2,785	3,486	(20)
Individual savings & retirement products		2,095	2,043	3	1,841	14	8,412	7,901	6
Employer solutions & pensions		4,517	8,282	(45)	5,744	(21)	23,266	19,247	21
Canada		82	73	12	102	(20)	335	606	(45)
Latin America		4	-	-	-	-	4	-	-
Total gross deposits		6,702	10,400	(36)	7,689	(13)	32,029	27,764	15

Net deposits (on and off balance) by line of business	12
Life & protection		(9)	(10)	10	(14)	36	(43)	(53)	19
Fixed annuities		(752)	(728)	(3)	(660)	(14)	(3,091)	(2,440)	(27)
Variable annuities		658	489	35	158	-	1,838	577	-
Retail mutual funds		(191)	(234)	18	(37)	-	(480)	971	-
Individual savings & retirement products		(285)	(473)	40	(539)	47	(1,733)	(892)	(94)
Employer solutions & pensions		(950)	4,514	-	(28)	-	5,097	3,652	40
Canada		(37)	(39)	5	(156)	76	(339)	(1,026)	67
Latin America		4	-	-	-	-	4	-	-
Total net deposits excluding run-off businesses		(1,277)	3,992	-	(737)	(73)	2,986	1,681	78
Run-off businesses		(812)	(1,580)	49	(1,927)	58	(4,366)	(8,701)	50
Total net deposits		(2,089)	2,412	-	(2,664)	22	(1,380)	(7,020)	80

REVENUE-GENERATING INVESTMENTS
		Dec. 31, 2011	Sept. 30, 2011	%
Revenue-generating investments (total)		317,677	315,362	1
Investments general account		118,169	122,645	(4)
Investments for account of policyholders		80,137	76,217	5
Off balance sheet investments third parties		119,371	116,500	2

THE NETHERLANDS

o	Underlying earnings before tax of EUR 75 million, a decrease due to expenses for product improvements

o	Net income increases to EUR 148 million as a result of fair value results

o	New life sales increased 4% to EUR 117 million driven by strong production in pensions

Underlying earnings before tax

Underlying earnings from AEGON’s operations in the Netherlands amounted to EUR 75 million, a decrease compared to the fourth quarter of 2010. This was mainly due to lower earnings in Life & Savings while earnings from Pensions remained level.

-	Earnings from AEGON’s Life & Savings operations in the Netherlands of EUR 40 million were down 26% compared to the fourth quarter of last year. This was a result of higher expenses related to the execution of a program for product improvements (EUR 6 million) and investments in new propositions (EUR 7 million).

-	Earnings from the Pension business remained level at EUR 36 million as additional provisioning for longevity of EUR 11 million was offset by favorable results on mortality and morbidity. The positive impact from cost savings was offset by lower investment returns.

-	Earnings from Non-life declined to EUR 2 million, as the positive impact from costs savings was more than offset by adverse claim experience.

-	Income from the distribution businesses was nil as fee income remains under pressure as a result of the competitive environment.

Net income

Net income from AEGON’s businesses in the Netherlands increased to EUR 148 million. This increase was mainly a result of an increase in the fair value of guarantees net of related hedges to EUR 189 million. Gains on investments totaled EUR 33 million for the quarter and were a result of normal trading activity in the portfolio. Other charges amounted to EUR 84 million and included a write-down of EUR 75 million of intangibles related to the distribution businesses. AEGON’s distribution businesses in the Netherlands are experiencing pressure on margins and are implementing a new operating model following legislative changes related to commission payments which will result in lower profitability going forward.

Return on capital

In 2011, the return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in the Netherlands declined to 6.4%, mainly the result of lower net underlying earnings.

Operating expenses

Operating expenses were reduced by 7% to EUR 191 million in the fourth quarter of 2011, mainly as a result of cost savings. Operating expenses included additional one-time charges of EUR 12 million related to the restructuring of the Dutch operations.

In 2011, AEGON initiated actions to make its business in the Netherlands more agile and better positioned to respond to changing conditions and opportunities in the Dutch market. This restructuring of AEGON’s Dutch business is an acceleration of previously announced strategic plans. The reorganization program and other initiatives will result in a reduction of the cost base by EUR 100 million in comparison to the cost base for 2010. The full benefit will be visible in 2013.

Sales and deposits

New life sales increased to EUR 117 million. Pension sales increased 8% compared to the fourth quarter of 2010, mainly driven by successful institutional sales during the fourth quarter of 2011. Individual life sales declined and amounted to EUR 13 million, primarily driven by lower recurring premium as mortgage production slowed down.

Premium production for accident & health increased 17% to EUR 7 million and benefited from stronger sales in income insurance products. General insurance production amounted to EUR 6 million and remained level with the fourth quarter of 2010.

Gross deposits increased 14% to EUR 560 million after AEGON Bank launched a marketing campaign and offered more competitive interest rates.

Value of new business

The value of new business declined to EUR 28 million, mainly as a result of lower mortgage production and reduced margins for annuity products.

Revenue-generating investments

Revenue-generating investments increased 2% to EUR 62 billion, compared with the previous quarter. The increase was driven by the positive impact from lower interest rates and higher equity markets.

THE NETHERLANDS
EUR millions	Notes	Q4 2011	Q3 2011%		Q4 2010%		FY 2011	FY 2010%

Underlying earnings before tax by line of business
Life and Savings		40	47	(15)	54	(26)	185	186	(1)
Pensions		36	24	50	35	3	98	153	(36)
Non life		2	(1)	-	4	(50)	6	33	(82)
Distribution		-	(2)	-	(3)	-	8	16	(50)
Share in underlying earnings before tax of associates		(3)	-	-	(3)	-	1	(3)	-
Underlying earnings before tax		75	68	10	87	(14)	298	385	(23)

Fair value items		189	25	-	18	-	156	361	(57)
Realized gains / (losses) on investments		33	59	(44)	1	-	269	155	74
Impairment charges		(5)	(5)	-	-	-	(15)	(11)	(36)
Other income / (charges)		(84)	(61)	(38)	5	-	(164)	38	-
Income before tax		208	86	142	111	87	544	928	(41)
Income tax		(60)	(23)	(161)	(30)	(100)	(125)	(217)	42
Net income		148	63	135	81	83	419	711	(41)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		148	63	135	81	83	419	711	(41)

Net underlying earnings		50	55	(9)	70	(29)	238	292	(18)

Commissions and expenses		261	311	(16)	283	(8)	1,122	1,058	6
of which operating expenses		191	242	(21)	205	(7)	823	748	10

New life sales
Life single premiums		856	210	-	737	16	1,740	1,551	12
Life recurring premiums annualized		31	12	158	39	(21)	80	93	(14)
Total recurring plus 1/10 single		117	32	-	113	4	254	248	2

Life and Savings		13	17	(24)	17	(24)	81	83	(2)
Pensions		104	15	-	96	8	173	165	5
Total recurring plus 1/10 single		117	32	-	113	4	254	248	2

New premium production accident and health insurance		7	6	17	6	17	27	26	4
New premium production general insurance		6	6	-	6	-	27	26	4

Gross deposits (on and off balance) by line of business
Life and Savings		560	584	(4)	403	39	1,968	2,036	(3)
Pensions		-	-	-	87	-	80	346	(77)
Total gross deposits		560	584	(4)	490	14	2,048	2,382	(14)

Net deposits (on and off balance) by line of business
Life and Savings		(160)	54	-	(282)	43	(361)	(289)	(25)
Pensions		-	-	-	22	-	27	68	(60)
Total net deposits		(160)	54	-	(260)	38	(334)	(221)	(51)

REVENUE-GENERATING INVESTMENTS
	Dec. 31, 2011	Sept. 30, 2011	%
Revenue-generating investments (total)	62,242	61,092	2
Investments general account	39,019	38,346	2
Investments for account of policyholders	23,223	22,746	2
Off balance sheet investments third parties	-	-	-

UNITED KINGDOM

o	Underlying loss before tax of GBP 22 million as a result of exceptional charges and expenses

o	Final phase of customer redress program leads to charges of GBP 52 million

o	Target to reduce operating expenses by 25% achieved

o	New life sales decrease to GBP 161 million as a result of anticipated lower pension sales

Underlying earnings before tax

In the United Kingdom, underlying earnings before tax amounted to a loss of GBP 22 million, which was driven by higher charges related to the customer redress program, and was partly offset by the one-time benefit of changes to employee pension plans. Charges related to the customer redress program and the exceptional expenses related to the execution of this program are not expected to recur in 2012.

-	Earnings from Life increased to GBP 30 million, mainly as a result of one-time benefits related to the annuities business of GBP 7 million, and to changes to the employee pension plan of GBP 8 million. In addition, the comparable quarter in 2010 was impacted by adverse mortality experience.

-	Pensions recorded a loss of GBP 50 million, reflecting a charge of GBP 52 million related to the customer redress program. The comparable quarter last year included a charge of GBP 25 million. Expenses related to the execution of this program amounted to GBP 19 million. This was partly offset by a one-time benefit of GBP 38 million as a result of changes to the employee pension plan. Costs related to the development of AEGON’s new pension proposition amounted to GBP 10 million, while assumption changes led to a charge of GBP 7 million. Lower asset balances, primarily driven by developments on equity markets, had an adverse impact on earnings of GBP 7 million compared to the fourth quarter of 2010. Additionally, the comparable quarter of 2010 included earnings from Guardian of GBP 11 million, which was sold in the third quarter of 2011.

-	Distribution recorded a loss of GBP 2 million.

AEGON is close to finalizing the program to identify and correct historical issues within its customer policy records, which began in May 2009. The immediate priority of the program has been to deal with issues that resulted in financial detriment and to return affected customers to the financial position in which they would have been had the issue not occurred. AEGON expects the remaining repayments to customers to occur in 2012, for which the company has already provisioned.

Net income

Net income amounted to a loss of GBP 76 million, as a result of lower underlying earnings and a charge of GBP 42 million relating to the restructuring of AEGON’s operations in the United Kingdom. Results on fair value items improved to GBP 3 million and impairment charges declined to GBP 1 million. Gains on investments remained level at GBP 6 million, while income tax included a charge of GBP 25 million related to deferred tax assets.

Return on capital

In 2011, the return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in the United Kingdom declined to 1.3%, mainly the result of lower net underlying earnings.

Operating expenses

Operating expenses amounted to GBP 98 million, as cost savings were offset by charges related to the restructuring program of GBP 42 million, as well as investments in the new proposition development of GBP 10 million and expenses of GBP 19 million relating to the execution of the customer redress program. Operating expenses included the one-time benefit from changes to employee pension plans of GBP 46 million. AEGON has implemented a new operating model in the United Kingdom and reached its target to reduce operating expenses for its Life and Pension businesses by 25% from 2010 levels. The program to restructure the business delivers GBP 80 million in expense savings, the benefits of which are expected in 2012.

Sales and deposits

New life sales decreased 15% to GBP 161 million during the quarter as a result of an anticipated decrease in sales of individual pensions and new group pension schemes following reductions in the commission levels paid to advisors on these products.

Value of new business

The value of new business in the United Kingdom remained level at GBP 7 million, mainly driven by lower sales volumes offset by the impact from cost savings.

Revenue-generating investments

Revenue-generating investments declined to GBP 51 billion compared with the third quarter of 2011, as a result of the sale of Guardian, which was partly offset by the effect of higher equity markets.

UNITED KINGDOM
GBP millions	Notes	Q4 2011	Q3 2011%		Q4 2010%		FY 2011	FY 2010%

Underlying earnings before tax by line of business
Life		30	18	67	4	-	86	60	43
Pensions		(50)	(9)	-	(8)	-	(75)	6	-
Distribution		(2)	(1)	(100)	(2)	-	(6)	(5)	(20)
Underlying earnings before tax		(22)	8	-	(6)	-	5	61	(92)

Fair value items		3	(7)	-	-	-	(5)	(8)	38
Realized gains / (losses) on investments		6	3	100	7	(14)	44	12	-
Impairment charges		(1)	(19)	95	(20)	95	(55)	(30)	(83)
Other income / (charges)	7	(49)	4	-	(11)	-	(49)	41	-
Income before tax		(63)	(11)	-	(30)	(110)	(60)	76	-
Income tax attributable to policyholder return		(4)	(17)	76	6	-	(37)	(57)	35
Income before income tax on shareholders return		(67)	(28)	(139)	(24)	(179)	(97)	19	-
Income tax on shareholders return		(9)	28	-	8	-	52	53	(2)
Net income		(76)	-	-	(16)	-	(45)	72	-

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		(76)	-	-	(16)	-	(45)	72	-

Net underlying earnings		(40)	26	-	(2)	-	33	103	(68)

Commissions and expenses		184	183	1	164	12	732	694	5
of which operating expenses		98	104	(6)	98	-	409	390	5

New life sales	8
Life single premiums		648	615	5	798	(19)	2,815	3,846	(27)
Life recurring premiums annualized		96	113	(15)	110	(13)	456	522	(13)
Total recurring plus 1/10 single		161	175	(8)	190	(15)	738	907	(19)

Life		17	18	(6)	15	13	66	81	(19)
Pensions		144	157	(8)	175	(18)	672	826	(19)
Total recurring plus 1/10 single		161	175	(8)	190	(15)	738	907	(19)

Gross deposits (on and off balance) by line of business
Variable annuities		8	10	(20)	21	(62)	49	82	(40)
Total gross deposits		8	10	(20)	21	(62)	49	82	(40)

Net deposits (on and off balance) by line of business
Variable annuities		1	1	-	10	(90)	16	45	(64)
Total net deposits		1	1	-	10	(90)	16	45	(64)

REVENUE-GENERATING INVESTMENTS
		Dec. 31,	Sept. 30,
		2011	2011	%
Revenue-generating investments (total)		51,052	54,611	(7)
Investments general account		8,313	8,168	2
Investments for account of policyholders		42,739	46,443	(8)

NEW MARKETS

o	Underlying earnings before tax declined to EUR 53 million due to unfavorable currency movements

o	Net income increased to EUR 16 million

o	New life sales amount to EUR 73 million

Underlying earnings before tax

In New Markets, AEGON reported underlying earnings before tax of EUR 53 million. The decline is a result of lower underlying earnings from Central & Eastern Europe and Variable Annuities Europe.

-	Earnings from Central & Eastern Europe declined to EUR 26 million which is mainly the result of unfavorable currency movements. Lower fee income following the pension asset transfer to the Hungarian State and reduced contributions to mandatory pension funds in Poland were offset by improved claim experience.

-	Results from AEGON’s operations in Asia remained level at EUR (11) million as the positive impact from growth of the business and cost reductions have been offset by the inclusion of the expenses related to the Asian regional office. The results for the regional office in Asia have been included since the first quarter of 2011, following the implementation of the new operational structure for the Asian operations.

-	Earnings from Spain & France amounted to EUR 24 million as result of business growth in Spain and the inclusion of earnings from Caixa Sabadell Vida. Earnings contributions from partner La Mondiale in France decreased compared with the same quarter last year to EUR 5 million.

-	Earnings from Variable Annuities Europe declined to EUR 1 million which was mainly the result of unfavorable currency movements and additional provisioning.

-	Earnings from AEGON Asset Management amounted to EUR 13 million for the quarter.

Net income

Net income from AEGON’s operations in New Markets increased to EUR 16 million as the comparable quarter of 2010 included charges of EUR 12 million related to restructuring in AEGON Asset Management and charges of EUR 28 million related to legislation changes in the Central & Eastern Europe. In the fourth quarter of 2011, results of fair value items amounted to a loss of EUR 10 million, driven mainly by hedge ineffectiveness in Variable Annuities Europe. Impairments amounted to EUR 23 million and were mainly driven by increased mortgage impairments in Central & Eastern Europe, following unfavorable currency movements. Following new legislation in Hungary, customers are allowed to repay their mortgages before the end of February 2012 at pre-set foreign exchange rates between the Swiss franc and the Hungarian forint.

Return on capital

In 2011, the return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in New Markets declined to 7.1%, mainly the result of lower net underlying earnings.

Operating expenses

Operating expenses declined 14% to EUR 144 million in the fourth quarter, as a result of lower operating expenses in AEGON Asset Management and cost saving initiatives in Central & Eastern Europe.

Sales and deposits

New life sales declined 3% to EUR 73 million.

-	In Central & Eastern Europe, new life sales decreased by 4% to EUR 26 million due to unfavorable currency movements. However, at constant currencies, new life sales increased 11%.

-	In Asia, new life sales declined to EUR 5 million, mainly as a result of new regulation in China and increased competition.

-	New life sales in Spain & France increased 8% to EUR 42 million, mainly as a result of the inclusion of Caixa Sabadell Vida.

New premium production from AEGON’s general insurance and accident & health businesses in Central & Eastern Europe decreased to EUR 7 million, as strong household insurance sales in Hungary were offset by lower motor production due to increased price competition.

Gross deposits in New Markets amounted to EUR 1.5 billion and remained level with the comparable quarter of 2010. Gross deposits in AEGON Asset Management increased 4% as a result of good performance in the retail segment, which offset the decline in gross deposits in Central & Eastern Europe following pension legislation changes. AEGON Asset Management has entered into a long-term contract with Cinven and will manage the assets of Guardian, following the sale of Guardian. These assets are not included in gross deposits, but are included in revenue generating investments.

Value of new business

The value of new business in New Markets decreased to EUR 12 million as a result of the combined negative effects of adverse pension legislation in Hungary, lower production in Poland, and margin pressure at Variable Annuities Europe.

Revenue-generating investments

Revenue-generating investments increased 23% compared with the third quarter of 2011 to EUR 55 billion, mainly driven by the inclusion of the Guardian assets which are managed by AEGON Asset Management following the sale of Guardian earlier in the year.

NEW MARKETS
EUR millions	Notes	Q4 2011	Q3 2011	%	Q4 2010	%	FY 2011	FY 2010	%

Underlying earnings before tax
Central Eastern Europe		26	15	73	29	(10)	96	95	1
Asia		(11)	(11)	-	(12)	8	(41)	(39)	(5)
Spain & France		24	21	14	24	-	88	87	1
Variable Annuities Europe		1	3	(67)	4	(75)	9	11	(18)
AEGON Asset Management		13	15	(13)	14	(7)	60	46	30
Underlying earnings before tax		53	43	23	59	(10)	212	200	6

Fair value items		(10)	(16)	38	-	-	(29)	(10)	(190)
Realized gains / (losses) on investments		-	-	-	-	-	2	13	(85)
Impairment charges		(23)	(29)	21	(11)	(109)	(58)	(22)	(164)
Other income / (charges)		1	(2)	-	(40)	-	7	(56)	-
Income before tax		21	(4)	-	8	163	134	125	7
Income tax		(5)	(9)	44	1	-	(50)	(34)	(47)
Net income		16	(13)	-	9	78	84	91	(8)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		14	(13)	-	9	56	81	90	(10)
Non-controlling interests		2	-	-	-	-	3	1	200

Net underlying earnings		46	26	77	49	(6)	157	152	3

Commissions and expenses		190	180	6	216	(12)	725	735	(1)
of which operating expenses		144	130	11	168	(14)	547	562	(3)

New life sales	12
Life single premiums		176	82	115	176	-	549	674	(19)
Life recurring premiums annualized		55	56	(2)	58	(5)	228	208	10
Total recurring plus 1/10 single		73	64	14	75	(3)	283	275	3

Life		70	59	19	60	17	255	229	11
Associates		3	5	(40)	15	(80)	28	46	(39)
Total recurring plus 1/10 single		73	64	14	75	(3)	283	275	3

Central Eastern Europe		26	27	(4)	27	(4)	110	96	15
Asia		5	7	(29)	9	(44)	30	37	(19)
Spain & France		42	30	40	39	8	143	142	1
Total recurring plus 1/10 single		73	64	14	75	(3)	283	275	3

New premium production accident and health insurance		3	2	50	2	50	9	11	(18)
New premium production general insurance		7	6	17	9	(22)	25	32	(22)

Gross deposits (on and off balance)	12
Central Eastern Europe		153	160	(4)	231	(34)	662	948	(30)
Asia		32	9	-	10	-	59	53	11
Spain & France		34	8	-	23	48	61	89	(31)
Variable Annuities Europe		118	122	(3)	133	(11)	530	663	(20)
AEGON Asset Management		1,185	2,226	(47)	1,144	4	5,244	7,329	(28)
Total gross deposits		1,522	2,525	(40)	1,541	(1)	6,556	9,082	(28)

Net deposits (on and off balance)	12
Central Eastern Europe		144	112	29	140	3	(1,608)	512	-
Asia		29	6	-	8	-	50	50	-
Spain & France		(12)	1	-	4	-	(65)	22	-
Variable Annuities Europe		38	33	15	40	(5)	160	237	(32)
AEGON Asset Management		(91)	1,350	-	112	-	(1,133)	3,084	-
Total net deposits		108	1,502	(93)	304	(64)	(2,596)	3,905	-

REVENUE-GENERATING INVESTMENTS
		Dec. 31,	Sept. 30,
		2011	2011	%
Revenue-generating investments (total)		54,703	44,302	23
Investments general account		3,329	3,354	(1)
Investments for account of policyholders		6,415	6,129	5
Off balance sheet investments third parties		44,959	34,819	29

FINANCIAL OVERVIEW, 2011 FULL YEAR GEOGRAPHICALLY c)
EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	591	185	99	70	-	945
Individual savings and retirement products	485	-	-	(11)	-	474
Pensions	234	98	(86)	8	-	254
Non-life	-	6	-	45	-	51
Distribution	-	8	(8)	-	-	-
Asset Management	-	-	-	60	-	60
Other	-	-	-	-	(303)	(303)
Associates	-	1	-	40	-	41
Underlying earnings before tax	1,310	298	5	212	(303)	1,522

Fair value items	(478)	156	(6)	(29)	(59)	(416)
Realized gains / (losses) on investments	124	269	51	2	-	446
Impairment charges	(253)	(15)	(62)	(58)	-	(388)
Other income / (charges)	(35)	(164)	(57)	7	(18)	(267)
Run-off businesses	28	-	-	-	-	28
Income before tax	696	544	(69)	134	(380)	925
Income tax	(26)	(125)	17	(50)	131	(53)
Net income	670	419	(52)	84	(249)	872

Net underlying earnings	984	238	38	157	(184)	1,233

APPENDIX II

VALUE OF NEW BUSINESS AND IRR
		VNB	VNB			VNB		VNB	VNB
EUR millions, after tax		Q4 2011	Q3 2011		%	Q4 2010	%	FY 2011	FY 2010	%

Americas		4	24		(83)	53	(92)	142	189	(25)
The Netherlands		28	14		100	42	(33)	86	144	(40)
United Kingdom		8	3		167	9	(11)	31	65	(52)
New Markets		12	16		(25)	25	(52)	72	116	(38)
Total		53	58		(9)	129	(59)	332	514	(35)

		IRR %	IRR	%		IRR %
EUR millions, after tax		Q4 2011	Q3 2011			Q4 2010

Americas		8.6	10.6			13.9
The Netherlands		11.1	18.1			10.9
United Kingdom		10.4	9.0			10.1
New Markets		28.0	30.8			36.3
Total		17.7	19.1			16.8

MODELED NEW BUSINESS, APE AND DEPOSITS
			Premium business					Premium business
			APE					APE
EUR millions	Notes	Q4 2011	Q3 2011		%	Q4 2010	%	FY 2011 FY 2010		%
	9
Americas		280	242		16	265	6	1,001	966	4
The Netherlands		174	34		-	188	(7)	328	377	(13)
United Kingdom		187	200		(6)	225	(17)	852	1,047	(19)
New Markets		88	77		14	99	(11)	348	356	(2)
Total		729	554		32	776	(6)	2,529	2,746	(8)

			Deposit business					Deposit business
			Deposits						Deposits
EUR millions	Notes	Q4 2011	Q3 2011		%	Q4 2010	%	FY 2011 FY 2010		%
	9
Americas		3,710	6,566		(43)	3,483	7	19,135	15,864	21
United Kingdom		10	11		(9)	24	(58)	56	91	(38)
New Markets		253	188		35	219	16	915	1,060	(14)
Total		3,973	6,765		(41)	3,726	7	20,106	17,016	18

VNB/PVNBP SUMMARY
		Premium business						Premium business
		VNB	PVNBP		VNB /	VNB /	VNB	PVNBP	VNB /	VNB /
					PVNBP	APE			PVNBP	APE
EUR millions	Notes	Q4 2011			%	%	FY 2011		%	%
	10
Americas		24	857		2.8	8.6	95	3,149	3.0	9.4
The Netherlands		28	1,271		2.2	16.2	86	2,543	3.4	26.3
United Kingdom		8	1,132		0.7	4.1	31	5,128	0.6	3.7
New Markets		17	673		2.6	19.6	77	2,554	3.0	22.0
Total		77	3,933		2.0	10.6	289	13,375	2.2	11.4

			Deposit business					Deposit business
		VNB	PVNBP		VNB /	VNB /	VNB	PVNBP	VNB /	VNB /
					PVNBP	Deposits			PVNBP	Deposits
EUR millions	Notes	Q4 2011			%	%	FY 2011		%	%
	10
Americas		(20)	4,581		(0.4)	(0.5)	47	24,478	0.2	0.2
United Kingdom		0	10		0.5	0.5	0	56	0.5	0.5
New Markets		(5)	351		(1.4)	(1.9)	(5)	1,260	(0.4)	(0.5)
Total		(25)	4,942		(0.5)	(0.6)	43	25,795	0.2	0.2

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax including associated companies, income before tax including associated companies and value of new business (VNB) are calculated by consolidating on a proportionate basis the revenues and expenses of certain of our associated companies in Spain, India, Brazil and Mexico. We believe that our non-IFRS measures provide meaningful information about the underlying operating results of our business including insight into the financial measures that our senior management uses in managing our business. Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented here. While other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them.

AEGON believes the non-IFRS measures shown herein, when read together with our reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.
For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax we refer to Note 3 “Segment information” of our Condensed consolidated interim financial statements.
2)	Net income refers to net income attributable to equity holders of AEGON N.V. and minority interest.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)

The present value of future distributable earnings on the block of business sold in the reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions.

5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude AEGON’s revaluation reserve.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)	PVNBP: Present Value New Business Premium.
11)	Reconciliation of operating expenses, used for segment reporting, to our IFRS based operating expenses.

	Q4 2011	FY 2011

Employee expenses	502	2,069
Administrative expenses	355	1,315
Operating expenses for IFRS reporting	857	3,384
Operating expenses related to associates	15	58
Operating expenses in earnings release	872	3,442
12)	New life sales, gross deposits and net deposits data include results of our associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Refer to our Embedded Value 2010 report for further details.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.
b)	The results in this release are unaudited.
c)

The comparative 2010 earnings and sales information has been revised to reflect the transfer of the Life Reinsurance and BOLI/COLI businesses to the Run-off businesses line to make the information consistent with the current period figures.

Currencies

Income statement items: average rate 1 EUR = USD 1.3909 (2010: USD 1.3210).

Income statement items: average rate 1 EUR = GBP 0.8667 (2010: GBP 0.8544).

Balance sheet items: closing rate 1 EUR = USD 1.2982 (2010: USD 1.3362).

Balance sheet items: closing rate 1 EUR = GBP 0.8353 (2010: GBP 0.8608).

ADDITIONAL INFORMATION

The Hague, February 17, 2012

Media conference call

7:45 a.m. CET: Audio webcast on www.aegon.com

Analyst & investor conference call

9:00 a.m. CET: Audio webcast on www.aegon.com

Call-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Replay

Two hours after the conference call, a replay will be available on www.aegon.com and on the following phone numbers:

United Kingdom: +44 207 154 2833, access code: 4502160#

United States: +1 303 590 3030, access code: 4502160#

Supplements

AEGON’s Q4 2011 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ over 25,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com
Key figures - EUR	Full year 2011	Full year 2010
Underlying earnings before tax	1.5 billion	1.8 billion	Investor relations: Willem van den Berg
New life sales	1.8 billion	2.1 billion	+31 (0)70 344 8305
Gross deposits	32 billion	33 billion	877 548 9668 – toll free USA only ir@aegon.com
Revenue-generating investments (end of period)	424 billion	413 billion	www.aegon.com

DISCLAIMERS

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. We may define and calculate value of new business differently than other companies. Please see AEGON’s Embedded Value Report dated May 12, 2011 for an explanation of how we define and calculate value of new business. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	changes in the performance of financial markets, including emerging markets, such as with regard to:
–	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
–	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
–	the effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that we hold;
¡	changes in the performance of our investment portfolio and decline in ratings of our counterparties;
¡	consequences of a potential (partial) break-up of the euro;
¡	the frequency and severity of insured loss events;
¡	changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;
¡	reinsurers to whom we have ceded significant underwriting risks may fail to meet their obligations;
¡	changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¡	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	changes in laws and regulations, particularly those affecting our operations, ability to hire and retain key personnel, the products we sell, and the attractiveness of certain products to our consumers;
¡	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
¡	acts of God, acts of terrorism, acts of war and pandemics;
¡	changes in the policies of central banks and/or governments;
¡	lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;
¡	lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;
¡	the effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;
¡	litigation or regulatory action that could require us to pay significant damages or change the way we do business;
¡	as our operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows;
¡	customer responsiveness to both new products and distribution channels;
¡	competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for our products;
¡	changes in accounting regulations and policies may affect our reported results and shareholder’s equity;
¡	the impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt our business; and
¡	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.